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                                                                       EXHIBIT 8

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TRANSCANADA CORPORATION
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Media Inquiries:           Glenn Herchak/Hejdi Feick          (403) 920-7877
Analyst Inquiries:         David Moneta/Debbie Stein          (403) 920-7911

NEWS RELEASE

         TransCanada Delivers Solid Third Quarter Financial Performance

              Board declares quarterly dividend of $0.27 per share



CALGARY, Alberta - October 28, 2003 - (TSE: TRP) (NYSE: TRP)

THIRD QUARTER AND YEAR-TO-DATE 2003 FINANCIAL HIGHLIGHTS
(All financial figures are in Canadian dollars unless noted otherwise)

o TransCanada Corporation's net income for the third quarter was $248 million or $0.51 per share. This includes net income from discontinued operations which reflects the income recognition of $50 million or $0.10 per share of the initially deferred gain of approximately $100 million after tax relating to the 2001 disposition of the company's Gas Marketing business.

o Net income from continuing operations for the third quarter 2003 was $198 million or $0.41 per share, an increase of $23 million or $0.04 per share compared to $175 million or $0.37 per share for the third quarter 2002. All segments of the company contributed to the 13 per cent increase.

o TransCanada's net income for the nine months ended September 30, 2003 was $658 million or $1.36 per share, after reflecting the net income from discontinued operations of $50 million or $0.10 per share. Net income for the same period last year was $567 million or $1.19 per share.


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o    Net income from continuing operations for the nine months ended September
     30, 2003 was $608 million or $1.26 per share, an increase of $41 million, or $0.07 per share, over net earnings of $567 million or $1.19 per share in the first nine months of 2002.

o Funds generated from continuing operations for the third quarter 2003 were $516 million, an increase of more than 10 per cent compared to the third quarter 2002.

o Year-to-date, funds generated from continuing operations were $1,407 million, compared to $1,360 million for the first nine months of 2002.

o TransCanada's Board of Directors today declared a quarterly dividend of $0.27 per share for the quarter ending December 31, 2003 on the outstanding common shares. This is the 160th consecutive quarterly dividend on the common shares paid by TransCanada and its subsidiary. It is payable on January 30, 2004 to shareholders of record at the close of business on December 31, 2003.

"In the third quarter, we continued to make progress on our key strategies, including growing our core businesses, driving for operational excellence, and maintaining and utilizing our financial strength," said Hal Kvisle, TransCanada's chief executive officer. "Our strong cash flow, earnings and balance sheet position us well to continue to enhance shareholder value."

THIRD QUARTER 2003 DEVELOPMENTS

NATURAL GAS TRANSMISSION

FOOTHILLS ACQUISITION COMPLETED

In August, TransCanada completed its purchase of the remaining interests of Foothills Pipe Lines Ltd. (Foothills) and its subsidiaries from Duke Energy Gas Transmission (Duke) for $259 million, including assumption of $154 million of Duke's proportionate share of Foothills' corporate debt. As a result, TransCanada now owns 100 per cent of Foothills and its subsidiaries.

INCREASED OWNERSHIP INTEREST IN PORTLAND NATURAL GAS

In September, TransCanada increased its ownership interest in Portland Natural Gas Transmission System (PNGTS) by more than 10 per cent to 43.42 per cent. TransCanada acquired a portion of DTE East Coast Pipeline Company's interest in PNGTS for approximately


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US$47.1 million, including assumed debt of approximately US$27.8 million. The transaction closed on September 29, 2003.

In October, TransCanada announced an agreement to acquire El Paso Corporation's (El Paso) 29.64 per cent interest in PNGTS for approximately US$137.2 million, including assumed debt of approximately US$80.7 million. The closing of the transaction is expected to be completed by the end of this year and is subject to the satisfaction of various closing conditions including the right of first offer provisions.

Under the terms of the PNGTS partnership agreement, the other PNGTS partner, Gaz Metropolitain and Company, Limited Partnership (Gaz Metropolitain), has the right to acquire its pro rata share of El Paso's offered interest. This right is exercisable for a period of thirty days after receipt of formal notice from El Paso. Should this right of first offer not be exercised, TransCanada's interest in Portland will increase to 73.06 per cent from 43.42 per cent. Should Gaz Metropolitain's right of first offer be exercised, TransCanada's total interest will increase to 61.71 per cent. The purchase price paid by TransCanada would be reduced proportionately.

PNGTS operates a 471 kilometre, 220 million cubic feet per day interstate natural gas pipeline which connects with the Trans Quebec & Maritimes Pipeline (50 per cent owned by TransCanada) near Pittsburg, New Hampshire.

FAIRWINDS LNG PROJECT

In September, TransCanada, along with ConocoPhillips Company, presented plans to evaluate a site in the northeast U.S. for the development of a liquefied natural gas (LNG) regasification facility. The companies' "Fairwinds" partnership has asked the residents of the Town of Harpswell, located approximately 15 miles northeast of Portland, Maine to vote on leasing a site owned by the Town for an LNG facility. The vote is scheduled for January 20, 2004.

"Gas demand in North America is expected to exceed traditional supply by the end of the decade and alternative supplies, including Northern gas and LNG imports are going to be needed by the market," said Mr. Kvisle. "We expect to play a role in fulfilling that need. We have the financial means to participate, we know the North American natural gas market and we have the pipeline assets, experience and capacity necessary to move the LNG, once regasified, to market."

If leasing of the site is approved by the residents of Harpswell and the necessary regulatory approvals are subsequently received, construction of the LNG facility could begin in 2006 with the


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facility becoming operational in 2009. Natural gas from the LNG facility would be delivered through a new pipeline that would connect with an existing pipeline in Maine.

POWER GENERATION

On October 24, 2003, TransCanada and Grandview Cogeneration Corporation, an affiliate of Irving Oil Limited (Irving), announced an agreement to build a 90 megawatt natural gas-fired cogeneration power plant on the site of the Irving Oil Refinery in Saint John, New Brunswick at an estimated capital cost of approximately $85 million.

The Grandview cogeneration facility will be developed and owned by TransCanada. Under a 20-year tolling arrangement, Irving will provide fuel for the plant and contract for 100 per cent of the plant's heat and electricity output. Pending regulatory approvals, construction of the plant will begin in November 2003, with an expected in-service date at the end of 2004.

REGULATORY DEVELOPMENTS

NEB 2003 MAINLINE TOLLS DECISION

In July, TransCanada received the National Energy Board's (NEB's) decision on TransCanada PipeLines Limited's 2003 Mainline Tolls application. In its decision, the NEB approved key components of the application including: an increase in the bid floor price for Interruptible Transportation Service; an increase in the composite depreciation rate from 2.89 per cent to 3.42 per cent; continuation of the Fuel Gas Incentive Program; and the introduction of a new tolling zone in southwestern Ontario.

"We are encouraged by the NEB's recognition of our need to manage the long-term risks of the Canadian Mainline," said Mr. Kvisle. "This decision is an essential step towards ensuring the long-term sustainability of the Mainline, to the benefit of all stakeholders."

The rates included in this decision are considered interim pending the disposition of TransCanada's appeal to the Federal Court of Appeal regarding the NEB's Review and Variance (RH-R-1-2002) decision.

EUB ALBERTA SYSTEM 2004 GENERAL RATE APPLICATION AND GENERIC COST OF CAPITAL PROCEEDING

In July, TransCanada, along with other utilities, filed evidence in the Alberta Energy and Utilities Board's (EUB's) Generic Cost of Capital Proceeding. In its application for the Alberta System, TransCanada has requested a return on common equity of 11 per cent


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with a deemed common equity component of 40 per cent. The EUB's hearing is set to begin in November 2003. The EUB expects to adopt a standardized approach to determining the rate of return and capital structure for all utilities under its jurisdiction.

On September 30, 2003, TransCanada filed Phase One of the Alberta System's 2004 General Rate Application (GRA) with the EUB. With this application, TransCanada is seeking approval of the Alberta System's rate base and revenue requirement for 2004. The EUB hearing of the 2004 GRA is set to commence March 16, 2004.

POWER BLACKOUT

The power blackout across Ontario and the northeastern United States on August 14, 2003 created unplanned outages for some of TransCanada's power plants. Most facilities were brought back on-line within hours. Natural gas continued to flow through TransCanada's pipeline system with some compressor stations operating on auxiliary power. The blackout did not have a material impact on the company's net earnings.

"The employees of our Ontario and northeastern U.S. power plants and gas facilities worked very hard under extraordinary circumstances to cope with the blackout and to work cooperatively with regulators to get the power back on for many people," said Mr. Kvisle. "Thanks to their efforts, our pipeline and power facilities performed exceptionally well during the power outage."

TELECONFERENCE - 1:00 P.M. (MOUNTAIN)/3:00 P.M. (EASTERN)

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the third quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, November 4, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1487808.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

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ABOUT TRANSCANADA

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of wholly-owned pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power - an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

                     THIRD QUARTER 2003 FINANCIAL HIGHLIGHTS
                                   (unaudited)

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


OPERATING RESULTS                                                Three months ended September 30     Nine months ended September 30
(millions of dollars)                                                2003             2002              2003            2002
-------------------------------------------------------------------------------- ----------------  --------------- ---------------

Revenues                                                                  1,391            1,285            4,038           3,876
                                                                          -----            -----            -----           -----

NET INCOME
  Continuing operations                                                     198              175              608             567
  Discontinued operations                                                    50                -               50               -
                                                                          -----            -----            -----           -----
                                                                            248              175              658             567
                                                                          -----            -----            -----           -----
                                                                          -----            -----            -----           -----

CASH FLOW
  Funds generated from continuing operations                                516              467            1,407           1,360
  Capital expenditures                                                       81              182              264             397
  Acquisitions, net of cash acquired                                        135               19              547              19


                                                                 Three months ended September 30     Nine months ended September 30
COMMON SHARE STATISTICS                                              2003             2002              2003            2002
-------------------------------------------------------------------------------- ----------------  --------------- ---------------

NET INCOME PER SHARE - BASIC
  Continuing Operations                                                   $0.41            $0.37            $1.26           $1.19
  Discontinued Operations                                                  0.10                -             0.10               -
                                                                          -----            -----            -----           -----
                                                                          $0.51            $0.37            $1.36           $1.19
                                                                          -----            -----            -----           -----
                                                                          -----            -----            -----           -----

DIVIDEND PER SHARE                                                        $0.27            $0.25            $0.81           $0.75

COMMON SHARES OUTSTANDING (millions)
  Average for the period                                                  482.1            478.9            481.1           478.0
  End of period                                                           482.4            479.1            482.4           479.1




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